UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. 1)

                               The Eastern Company
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   276317 10 4
- --------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Clay Lifflander
     MMI Investments, L.L.C., RR1, Box 167D, Wing Road, Millbrook, NY 12545
- --------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 July 16, 1996
- --------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |X|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 26 Pages

                                  SCHEDULE 13D

- ----------------------------------     ----------------------------------------
CUSIP No. 276317 10 4                   Page     2      of     26       Pages
          -----------                         -------        --------
- ----------------------------------     ----------------------------------------
- -------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          MMI Investments, L.L.C.
          TIN 14-1790769
- -------------------------------------------------------------------------------
2         CHECK THE APPROXIMATE BOX IF A MEMBER OF A GROUP*             (a) |X|
                                                                        (b) |_|
- -------------------------------------------------------------------------------
3         SEC USE ONLY

- -------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          WC, OO
- -------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                |_|

- -------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
- -------------------------------------------------------------------------------
                             7         SOLE VOTING POWER
                                       163,400
        NUMBER OF
          SHARES           ----------------------------------------------------
       BENEFICIALLY          8         SHARED VOTING POWER
         OWNED BY
           EACH                        0
        REPORTING          ----------------------------------------------------
       PERSON WITH           9         SOLE DISPOSITIVE POWER

                                       163,400
                           ----------------------------------------------------
                             10        SHARED DISPOSITIVE POWER

                                       0
- -------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          163,400
- -------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                           |_|

- -------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.06%
- -------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          OO
- -------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 2 of 26 Pages

- ----------------------------------     ----------------------------------------
CUSIP No. 276317 10 4                   Page     3      of      26      Pages
          -----------                        ---------      -----------
- ----------------------------------     ----------------------------------------
- -------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Millbrook Capital Management Inc.
          TIN 13-3540644
- -------------------------------------------------------------------------------
2         CHECK THE APPROXIMATE BOX IF A MEMBER OF A GROUP*             (a) |X|
                                                                        (b) |_|
- -------------------------------------------------------------------------------
3         SEC USE ONLY

- -------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          AF
- -------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                |_|

- -------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
- -------------------------------------------------------------------------------
                             7         SOLE VOTING POWER
                                       163,400
        NUMBER OF
          SHARES           ----------------------------------------------------
       BENEFICIALLY          8         SHARED VOTING POWER
         OWNED BY
           EACH                        0
        REPORTING          ----------------------------------------------------
       PERSON WITH           9         SOLE DISPOSITIVE POWER

                                       163,400
                           ----------------------------------------------------
                             10        SHARED DISPOSITIVE POWER

                                       0
- -------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          163,400
- -------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                           |_|

- -------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.06%
- -------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          CO
- -------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 3 of 26 Pages

- ----------------------------------     ----------------------------------------
CUSIP No. 276317 10 4                   Page     4      of     26       Pages
          -----------                        ---------      -----------
- ----------------------------------     ----------------------------------------
- -------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          John S. Dyson
          SSN ###-##-####
- -------------------------------------------------------------------------------
2         CHECK THE APPROXIMATE BOX IF A MEMBER OF A GROUP*             (a) |X|
                                                                        (b) |_|
- -------------------------------------------------------------------------------
3         SEC USE ONLY

- -------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          AF
- -------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                |_|

- -------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.
- -------------------------------------------------------------------------------
                             7         SOLE VOTING POWER
                                       163,400
        NUMBER OF
          SHARES           ----------------------------------------------------
       BENEFICIALLY          8         SHARED VOTING POWER
         OWNED BY
           EACH                        0
        REPORTING          ----------------------------------------------------
       PERSON WITH           9         SOLE DISPOSITIVE POWER

                                       163,400
                           ----------------------------------------------------
                             10        SHARED DISPOSITIVE POWER

                                       0
- -------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          163,400
- -------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                           |_|

- -------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.06%
- -------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
- -------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.




                               Page 4 of 26 Pages

- ----------------------------------     ----------------------------------------
CUSIP No. 276317 10 4                   Page     5      of     26       Pages
          -----------                        ---------      -----------
- ----------------------------------     ----------------------------------------
- -------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Ernst Ohnell
          SSN ###-##-####
- -------------------------------------------------------------------------------
2         CHECK THE APPROXIMATE BOX IF A MEMBER OF A GROUP*             (a) |X|
                                                                        (b) |_|
- -------------------------------------------------------------------------------
3         SEC USE ONLY

- -------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          PF
- -------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                |_|

- -------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.
- -------------------------------------------------------------------------------
                             7         SOLE VOTING POWER

                                       89,800
        NUMBER OF
          SHARES           ----------------------------------------------------
       BENEFICIALLY          8         SHARED VOTING POWER
         OWNED BY
           EACH                        0
        REPORTING          ----------------------------------------------------
       PERSON WITH           9         SOLE DISPOSITIVE POWER

                                       89,800
                           ----------------------------------------------------
                             10        SHARED DISPOSITIVE POWER

                                       0
- -------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          89,800
- -------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                           |_|

- -------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          3.33%
- -------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
- -------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.




                               Page 4 of 26 Pages

- ----------------------------------     ----------------------------------------
CUSIP No. 276317 10 4                   Page     6      of      26      Pages
          -----------                        ---------      -----------
- ----------------------------------     ----------------------------------------
- -------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          B.W. Elliott Manufacturing Co.
          TIN 15-0585760
- -------------------------------------------------------------------------------
2         CHECK THE APPROXIMATE BOX IF A MEMBER OF A GROUP*             (a) |X|
                                                                        (b) |_|
- -------------------------------------------------------------------------------
3         SEC USE ONLY

- -------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          WC, BK, OO
- -------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                |_|

- -------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
- -------------------------------------------------------------------------------
                             7         SOLE VOTING POWER
                                       0
        NUMBER OF
          SHARES           ----------------------------------------------------
       BENEFICIALLY          8         SHARED VOTING POWER
         OWNED BY
           EACH                        0
        REPORTING          ----------------------------------------------------
       PERSON WITH           9         SOLE DISPOSITIVE POWER

                                       0
                           ----------------------------------------------------
                             10        SHARED DISPOSITIVE POWER

                                       0
- -------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0
- -------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                           |_|

- -------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0
- -------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          CO
- -------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.




                               Page 6 of 26 Pages

                               SCHEDULE 13D


Item 2.  Identity and Background

          Item 2 of Schedule 13D is amended in its entirety to read as follows:

          This statement is being filed by each of the following, who are collectively referred to herein as the "Reporting Persons":

     1.   MMI Investments, L.L.C., a Delaware limited liability company
     ("MMI");

     2.   Millbrook Capital Management Inc., a New York corporation
     ("Millbrook");

     3.   John S. Dyson, sole stockholder, a Director and Chairman of
     Millbrook;

     4.   Ernst Ohnell; and

     5.   B.W. Elliott Manufacturing Co., a New York corporation ("Elliott").


MMI, Millbrook and Mr. Dyson are collectively referred to herein as the "Millbrook Reporting Persons".

          The principal business address for each of the Millbrook Reporting Persons is RR1, Box 167D, Wing Road, Millbrook, New York 12545.

          MMI is a limited liability company organized under the Delaware Limited Liability Company Act. MMI is primarily engaged in the business of investing in securities.

          Millbrook's principal business is to manage investments in publicly traded securities as well as in private companies. Millbrook is the Manager of MMI, and as such, it has the sole power to vote and dispose of investment securities held by MMI. Millbrook's officers are John S. Dyson, Chairman; Clay B. Lifflander, President; Jeffrey C. Gerstel, Chief Financial Officer; and David H. Bova, Vice President (Messrs. Dyson, Lifflander, Gerstel and Bova are referred to collectively herein as the "Millbrook Principals").
The Millbrook Principals are the directors of Millbrook. The Millbrook Principals and Millbrook are also members of MMI. On July 16, 1996, Mr. Lifflander revoked the proxy given by Mr. Dyson to vote the shares of capital stock of Millbrook that Mr. Dyson owns. The principal business address for the Millbrook Principals is RR1, Box 167D, Wing Road, Millbrook, New York 12545, and each of them is a United States citizen. The principal employment for the Millbrook Principals is in their respective capacities with Millbrook listed above.

          Mr. Ohnell's address is Khakum Wood Road, Greenwich, Connecticut 06831. Mr. Ohnell's principal occupation is as Chief Executive Officer of Communications Supply Corp., 260 West Avenue, Stamford, Connecticut 06902. Mr. Ohnell is a United States citizen.

          Elliott's principal business is the manufacturing of flexible shaft and valve control products for industrial users. The principal business address for Elliott is 37 Milford Street, Binghamton, New York 13904-1687.

                              Page 7 of 26 Pages

The officer of Elliott is George M. Scherer, Chief Executive Officer.
Mr. Scherer's business address is 37 Milford Street, Binghamton, New York 13904-1687 and he is a United States citizen. In adition, Messrs. Scherer, Liflander, Gerstel and Bova are the directors of Elliott (collectively, the "Elliott Principals"). Millbrook owns 90% and Mr. Scherer owns 10% of the outstanding capital stock of Elliott.

          During the last five years, none of the Reporting Persons, Millbrook Principals or Elliott Principals has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any).

          During the past five years, none of the Reporting Persons, Millbrook Principals or Elliott Principals has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration

          Item 3 of Schedule 13D is hereby amended in its entirety to read as follows:

          The aggregate cost of the Shares beneficially owned by the Millbrook Reporting Persons was approximately $1,991,257, including brokerage commissions. All of these Shares were acquired by MMI using its working capital and general margin financing to MMI from a broker or brokers pursuant to standard margin agreements. The positions held in margin accounts are pledged as collateral security for the repayment of debit balances in such accounts.

          From 1980 through 1991, Mr. Ohnell acquired the Shares reported as owned by him for an aggregate purchase price of approximately $646,759, including brokerage commissions. All of such Shares were purchased using the personal funds of Mr. Ohnell.

          The source of funds to be used in acquiring the Shares pursuant to the Proposed Merger (as defined in Item 4) will be from working capital of Elliott and from bank financing. The amount of funds to be used by Elliott in acquiring the Shares will be approximately $40.5 million, plus retirement of Eastern debt and expenses.


Item 4.  Purpose of Transaction

          Item 4 of Schedule 13D is hereby amended in its entirety to read as follows:

          MMI acquired Shares of the Company because MMI believes that trading prices of the Shares do not adequately reflect the potential value of the Company's underlying business and assets. MMI initially intended to work with management to effectuate value enhancement strategies for all stockholders. However, after meeting with management and studying the Company's operations and industry, MMI determined that the best means to maximize value for all stockholders is to effect an acquisition of the Company.


                           Page 8 of 26 Pages

          On July 16, 1996, Millbrook sent a merger proposal set forth in
Exhibit 3 to the Chairman of the Company to have Elliott acquire all outstanding Shares of the Company for $15 per Share in cash. The merger proposal is subject, among other things, to the approval of the Company's Board of Directors, a majority of the Company's public shareholders indicating support for the transaction and other customary conditions for transactions of this nature.

          Millbrook anticipates that upon consummation of the transaction, a wholly-owned direct or indirect subsidiary of Elliott will merge into the Company (the "Proposed Merger"). As a result, the Company will become a wholly-owned subsidiary of Elliott, and its present Board of Directors, capitalization and dividend policy will be structured accordingly. Further, the Shares will be delisted from trading on the American Stock Exchange and will be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Act").


Item 5. Interest in Securities of the Issuer

          Item 5 of Schedule 13D is hereby amended in its entirety to read as follows:

          (a) As of July 16, 1996, MMI directly and beneficially owns (as defined by Rule 13d-3 under the Act) 163,400 Shares, or 6.06% of the 2,696,284 Shares outstanding as of March 30, 1996 as reported by the Company in its Quarterly Report on Form 10-Q for the quarter ended March 30, 1996.

          As Manager of MMI, Millbrook has sole power to vote and dispose of investments held by MMI; therefore, it beneficially owns (as defined by Rule 13d-3 of the Act) the Shares owned by MMI. Mr. Dyson, Chairman, a Director and sole stockholder of Millbrook, has the power to direct Millbrook to vote or dispose of the Shares held by MMI; therefore, he beneficially owns (as defined by Rule 13d-3 of the Act) the Shares owned by MMI.

          Mr. Ohnell beneficially owns 89,800 Shares, or 3.33% of the Shares outstanding, including 52,050 Shares held directly by Mr. Ohnell, 9,300 Shares held by the Ohnell Family Foundation of which Mr. Ohnell is trustee, and 25,450 Shares held by his emancipated adult children and 3,000 Shares held by his wife with respect to which Mr. Ohnell holds an irrevocable proxy.

          (b) As sole owner of the Shares that it holds, MMI has sole voting and dispositive power over the 163,400 Shares that it owns directly. As Manager of MMI, Millbrook has the sole power to direct the voting or disposition of the Shares held by MMI; thus, Millbrook has sole voting and dispositive power over such Shares. As Chairman, a Director and sole stockholder of Millbrook, Mr. Dyson has the sole power to direct Millbrook on the voting or disposition of Shares held by MMI; thus, Mr. Dyson also has sole voting and dispositive power over such Shares.

          Mr. Ohnell has sole voting and dispositive power over the 89,800 Shares that he beneficially owns.

                               Page 9 of 26 Pages

          (c) The Millbrook Reporting Persons became beneficial owners for purposes of Rule 13d-3 of more than five percent of the Shares on April 29, 1996. See Exhibit 1 for a list of purchase transactions with respect to Shares executed by MMI prior to the date of this report. All such purchases were made on the open market through the facilities of the American Stock Exchange.

          Mr. Ohnell became a Reporting Person on July 16, 1996 upon execution of the letter agreement contained in Exhibit 5 between Mr. Ohnell and Millbrook relating to the Proposed Merger. Mr. Ohnell has not acquired beneficial ownership of any Shares during the 60 day period prior to the date hereof other than as a result of the execution on July 16, 1996 of the proxies contained in Exhibits 6, 7 and 8 hereto.

          (d) No other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any of the Shares held by MMI and the 52,050 Shares directly owned by Mr. Ohnell. The Ohnell Family Foundation and members of Mr. Ohnell's family have the right to receive dividends or the proceeds from the sale of Shares held by them.

          (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Item 6 of Schedule 13D is hereby amended in its entirety to read as follows:

          On July 16, 1996, Millbrook and Mr. Ohnell executed a letter agreement in which they agreed to cooperate in effecting the Proposed Merger. Such letter agreement is Exhibit 5 hereto.

          In addition, on July 16, 1996, Millbrook sent a letter to the Chairman of the Company setting forth the Proposed Merger. Such letter is
Exhibit 3 hereto.

          On July 16, 1996, each of Mr. Ohnell's wife and children executed irrevocable proxies to Mr. Ohnell with respect to Shares held by them. Such proxies are Exhibits 6, 7 and 8 hereto.

          Except as otherwise set forth above or in Item 3, none of the Reporting Persons, and to the knowledge of the Reporting Persons, none of the Millbrook Principals, has any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

                           Page 10 of 26 Pages

Item 7.  Material to Be Filed as Exhibits

  Exhibit 1    Schedule of Transactions.

  Exhibit 2    Amended Joint Filing Agreement dated July 16, 1996.

  Exhibit 3    Letter to Chairman of the Company dated July 16, 1996.

  Exhibit 4    Press Release dated July 17, 1996.

  Exhibit 5 Letter Agreement by and between Millbrook and Mr. Ohnell dated July 16, 1996.

  Exhibit 6    Irrevocable Proxy dated July 16, 1996 of Patricia Ohnell.

  Exhibit 7    Irrevocable Proxy dated July 16, 1996 of Carin M. Ohnell.

  Exhibit 8    Irrevocable Proxy dated July 16, 1996 of Eileen H. Ohnell.



                            Page 11 of 26 Pages

                            SIGNATURE


          After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                   MMI INVESTMENTS, L.L.C.


                                   By:  /s/ Clay B. Lifflander
                                        ------------------------------
                                        Clay B. Lifflander
                                        as President of Millbrook
                                        Capital Management Inc.,
                                        Manager of MMI Investments, L.L.C.


                                   MILLBROOK CAPITAL MANAGEMENT
                                      INC.


                                   By:  /s/ Clay B. Lifflander
                                        ------------------------------
                                        Clay B. Lifflander
                                        President


                                   B.W. ELLIOTT MANUFACTURING CO.


                                   By:  /s/ George M. Scherer
                                        --------------------------------
                                        George M. Scherer
                                        President


                                   /s/ John S. Dyson
                                   -------------------------------------
                                   John S. Dyson
                                   Individually


                                   /s/ Ernst Ohnell
                                   -------------------------------------
                                   Ernst Ohnell
                                   Individually

Dated: July 16, 1996

                                Page 12 of 26 Pages
                          EXHIBIT INDEX
                                                                       Page
                                                                      ------

  Exhibit 1    Schedule of Transactions.                                14

  Exhibit 2    Amended Joint Filing Agreement dated July 16, 1996.      15

  Exhibit 3    Letter to Chairman of the Company dated July 16,
               1996.                                                    16

  Exhibit 4    Press Release dated July 17, 1996.                       20

  Exhibit 5    Letter Agreement by and between Millbrook and Mr.
               Ohnell dated July 16, 1996.                              22

  Exhibit 6    Irrevocable Proxy dated July 16, 1996 of Patricia
               Ohnell.                                                  24

  Exhibit 7    Irrevocable Proxy dated July 16, 1996 of Carin
               M. Ohnell.                                               25

  Exhibit 8    Irrevocable Proxy dated July 16, 1996 of Eileen
               H. Ohnell.                                               26

                             Page 13 of 26 Pages

                                                        Exhibit 1


Schedule of Transactions
Purchases of Common Stock of The Eastern Company by MMI Investments, L.L.C.

                                                    Price
                 Date             Shares           Per Share


                2/5/96          17,300            $12.25
                2/9/96           7,000             12.50
               2/12/96             700             12.50
               2/14/96          14,200             12.19
               2/20/96           4,400             12.00
               2/27/96             400             12.00
               2/29/96           3,000             12.00
                3/4/96           2,000             11.88
                3/5/96          10,500             12.00
                3/5/96           1,000             11.88
                3/7/96           2,000             12.00
                3/7/96           3,600             12.13
               3/11/96             200             12.00
               3/13/96          44,600             12.25
               3/22/96             800             11.95
               3/25/96             600             12.00
               3/26/96             300             12.00
               3/27/96             600             12.00
               3/28/96             700             12.00
               3/29/96           1,000             12.00
                4/2/96           1,100             11.88
                4/4/96           9,900             12.00
                4/9/96           4,100             11.88
               4/10/96           1,900             11.75
               4/29/96          10,400             11.50
               4/30/96             500             11.63
                5/1/96             500             11.88
                5/2/96           6,100             11.88
                5/3/96           6,000             12.39
                5/6/96           7,500             12.48
                7/8/96             500             11.75



                        Page 14 of 26 Pages

                                                        Exhibit 2

                 AMENDED JOINT FILING AGREEMENT


     In accordance with Rule 13d-1(f)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of Amendment No. 1 to the Statement on Schedule 13D dated July 16, 1996 (including amendments thereto) with respect to the Common Stock of The Eastern Company. This Amended Joint Filing Agreement shall be filed as an Exhibit to such amended Statement.

                               MMI INVESTMENTS, L.L.C.


                               By:/s/ Clay B. Lifflander
                                  ---------------------------------
                                   Clay B. Lifflander
                                   as President of Millbrook
                                   Capital Management Inc.,
                                   Manager of MMI Investments, L.L.C.

                               MILLBROOK CAPITAL MANAGEMENT INC.


                               By:/s/ Clay B. Lifflander
                                  -----------------------------------
                                   Clay B. Lifflander
                                   President


                               B.W. ELLIOTT MANUFACTURING CO.


                               By:/s/ George M. Scherer
                                  -----------------------------------
                                   George M. Scherer
                                   President


                               /s/ John S. Dyson
                               --------------------------------------
                               John S. Dyson
                               Individually


                               /s/ Ernst Ohnell
                               --------------------------------------
                               Ernst Ohnell
                               Individually
Dated:  July 16, 1996

                            Page 15 of 26 Pages

                                                      Exhibit 3



        [Millbrook Capital Management Inc. Letterhead]





July 16, 1996



Mr. Russell G. McMillen, Chairman
The Eastern Company
112 Bridge Street
Naugatuck, CT 06770


Dear Mr. McMillen:

          We regret that we were not able to meet today so that we could present the following proposal in person. As we have previously indicated, MCM acquired shares in The Eastern Company ("Eastern" or the "Company") because our analysis indicated that such shares were undervalued. Over the past several months, MCM has come to the view that the Company has not capitalized on opportunities to grow its business and increase shareholder value. For example, $100 invested in July 1994 in Eastern common stock is worth $85 today (including dividends); a comparable investment in the S&P 500 index would be worth over $150 today. Without a significant change of direction, the Company is unlikely to maximize shareholder value over the near or long term.

          As we discussed with Mr. Sweet during our May 28th meeting, MCM has a long and successful history of acquiring and growing middle market companies. The companies that have been acquired by MCM and its affiliates have averaged annual revenue growth of approximately 15% and generated compound annual returns of over 30% per annum. This has been of benefit to employees, executives, communities, lenders and investors involved with MCM's portfolio companies. MCM currently owns a very successful manufacturing company in Binghamton, New York, B.W. Elliott Manufacturing Company, Inc. Elliott was acquired by MCM in 1992. Under MCM's ownership, Elliott has grown sales and gross margin, has acquired another company and has increased its employment in its community.

          MCM is dedicated to achieving results for shareholders and expects professional management to be able to demonstrate results as well as a vision for the future. Since



                         Page 16 of 26 Pages
                              -2-



we are of this view, MCM, on behalf of Elliott, is proposing to buy all of the shares of Eastern for $15.00 in cash. This represents nearly a 30% premium to the average closing price over the past thirty trading days. This would provide Eastern's shareholders with the equivalent of many years dividends and a return of their principal to invest in more attractive opportunities.

          We propose to effect this purchase through an all cash merger of Eastern into a subsidiary of Elliott. Our offer is subject to a customary merger agreement (term sheet attached), shareholder approval, customary regulatory filings and access to the books and records of Eastern for the purpose of confirming the accuracy and completeness of the public information. In the event that during such review, evidence of additional value were provided, we would consider improving our offer.

          As a shareholder, we believe that given the foregoing it is the Board's fiduciary duty to consider our offer immediately. If you wish to discuss any aspect of our proposal, we are prepared to meet at any time and to make our legal counsel and financing sources available to speak with you.

          We are very excited about this opportunity and would appreciate a response by Friday July 26th.

Sincerely,

/s/ Clay B. Lifflander

Clay B. Lifflander
President

cc:  John W. Everets
     Charles W. Henry
     Ole K. Imset
     Leonard F. Leganza
     David C. Robinson
     Stedman G. Sweet
     Donald S. Tuttle, III
     Donald E. Whitmore, Jr.

Attachment





                         Page 17 of 26 Pages
                          TERM SHEET

STRUCTURE      *    B.W. Elliott Manufacturing Co. ("Elliott")
                    will acquire all the outstanding stock of The Eastern Co. ("Eastern") pursuant to a merger of Eastern with a wholly-owned sub-sidiary of Elliott (the "Acquisition").

               *    The Acquisition price will consist of
                    $15.00 per share in cash, for an aggregate
                    Acquisition price of $40,444,260.

DEFINITIVE     *    Elliott and Eastern will promptly begin
AGREEMENT           negotiations toward a definitive agreement
                    containing the terms and conditions summa-rized elsewhere in this Term Sheet and other agreements, representations, warran-ties and conditions appropriate for trans-actions of this nature (the "Definitive
                    Agreement"). Elliott and its counsel will be responsible for preparing the initial draft of the Definitive Agreement, and the parties intend to finalize and execute the Definitive Agreement as quickly as pos-sible.

               * The Definitive Agreement will not be exe-cuted until the due diligence investigation to confirm the accuracy and completeness of publicly available information has been completed to the satisfaction of Elliott and its lenders.

PRINCIPAL      *    Principal conditions to Closing to be
CONDITIONS          specified in the Definitive Agreement will
                    include, among other things:

                         -    Eastern shareholder approval;

                         -    Redemption of any rights issued
                              pursuant to Eastern's rights
                              plan;

                         -    Completion of all required fil-
                              ings and receipt of all required
                              regulatory and other approvals


                         Page 18 of 26 Pages

                                    (including, without limitation,
                                    filings under the
                                    Hart-Scott-Rodino Antitrust
                                    Improvements Act;

                              -     The absence of any material
                                    adverse change in the business,
                                    financial condition or prospects
                                    of Eastern between March 30, 1996
                                    and the Closing, except as other-
                                    wise publicly disclosed by East-
                                    ern as of July 16, 1996; and

                              -     The absence of any pending or
                                    threatened litigation regarding
                                    the Definitive Agreement or the
                                    Acquisition.






                         Page 19 of 26 Pages


                                                                  Exhibit 4




        MILLBROOK CAPITAL MANAGEMENT OFFERS TO ACQUIRE
             THE EASTERN COMPANY FOR $15 PER SHARE


          Millbrook, NY - July 16, 1996 - Millbrook Capital Management ("MCM") today announced that it had delivered a letter to the Board of Directors of The Eastern Company ("Eastern") (AMEX:EML) offering to acquire through a merger 100% of the Common Stock of Eastern, a 138 year old Naugatuck, Connecticut-based manufacturer of locks and security hardware, for $15 cash per share of Common Stock. This offer, which is being made by MCM in conjunction with Ernst Ohnell, a long term Eastern shareholder, represents a 30% premium over the average closing stock price for the past thirty trading days. The offer values Eastern at approximately $40 million.

          In the letter to Eastern's Board, MCM said that the proposal offers a very attractive opportunity for shareholders, customers and employees. Since 1990, the Eastern Company's revenues and earnings have been relatively flat resulting in the failure to provide stockholders with a market return. For example, $100 invested in Eastern Common Stock in July 1994 is today worth $85 (including dividends), versus the same investment in the S&P 500 index which would be worth over $150. MCM believes that concentration on sales and marketing of new and existing products, focused capital expenditures and well thought-out strategies for the expansion of the Company's brands will combine to create multiple opportunities that should materially improve upon Eastern's earnings and cash flow.

          MCM intends to acquire Eastern through a subsidiary of its 90% owned B.W. Elliott Manufacturing Co. ("Elliott") unit. Elliott, based in Binghamton, New York, manufactures flexible shaft and valve control products for industrial users.

          MCM, based in Millbrook, NY, is an investment firm owned by John S. Dyson. MCM specializes in the acquisition and management of middle market companies. Until recently, Mr. Dyson served as Deputy Mayor for Finance and Economic Development of New York City. During his career, Mr. Dyson has served New York State in several capacities, including Chairman of the New York State Power Authority, Commissioner of the New York State Department of Agriculture and Commissioner of the New York State Department of Commerce. Mr. Dyson began his



                         Page 20 of 26 Pages
                              -2-



career with Dyson-Kissner-Moran, an investment firm founded by his father. Ernst Ohnell is the founder and CEO of Communications Supply Corp., a Connecticut based nationwide distributor of data, phone and LAN cable and installation hardware. Mr. Ohnell was named Southern New England Entrepreneur of The Year in 1996 by Ernst & Young. The investor group owns 253,200 shares of Eastern's Common Stock, representing 9.39% of the Company's outstanding Common Stock.

          In addition to the redemption of rights issued under Eastern's shareholder rights plan, MCM's acquisition offer is contingent only upon access to the book and records of Eastern for the purpose of confirming publicly available information, execution of a customary merger agreement, Eastern shareholder approval and customary regulatory filings. MCM has offered to meet with Eastern's Board of Directors to discuss the proposal and has advised the Board in its letter that it would consider improving the offer if management were able to provide MCM with evidence of additional value not reflected in the public filings.

       For additional information or for a copy of MCM's
    13-D, please contact John Nesbett of Lippert/Heilshorn
              & Associates, Inc. at 212/838-3777.


    Media contact:  Andrew Lavin, A. Lavin Communications,
                        (212) 354-2266



                         Page 21 of 26 Pages

                                                      Exhibit 5



           [Millbrook Capital Management Inc. Letterhead]


                                   July 16, 1996



Mr. Ernst Ohnell
Khakum Wood Road
Greenwich, CT  06831


Dear Nick:

          The purpose of this letter is to set forth the terms of the relationship between you and Millbrook Capital Management Inc. ("MCM") with respect to shares of common stock of The Eastern Company ("the Ohnell Shares") held by you, your family and the Ohnell Family Foundation ("Ohnell Group"). You and MCM hereby agree to work together with respect to MCM's potential offer to acquire The Eastern Company.

          You hereby agree on behalf of yourself and other members of the Ohnell Group, that you will not without prior notification to MCM, (i) acquire any additional shares of The Eastern Company, (ii) sell any Ohnell Shares or grant any proxy with respect to the Ohnell Shares to either The Eastern Company or any other person, or (iii) enter into any other agreement with respect to any Ohnell Shares with any other person.

          You will have the right to contribute all or a portion of the Ohnell Shares to the acquisition vehicle to be utilized in the offer in exchange for an agreed percentage of the common equity in such entity, subject to an agreed valuation of such acquiring entity and an appropriate shareholders' agreement. Any Ohnell Shares not contributed to the acquisition vehicle or sold to MCM shall be voted by members of the Ohnell Group in favor of the merger. You may agree to serve as a Director of the acquiring entity.

          MCM and you agree to indemnify each other with respect to the accuracy and completeness of our public disclosures. Further, unless and until either you agree to invest in MCM's acquisition entity or you act in any way inconsistent with MCM's objectives and directions, MCM agrees to indemnify you and your affiliated shareholders against liability arising out of your participation with MCM.




                         Page 22 of 26 Pages

          The terms of this agreement shall expire upon mutual agreement or at either party's direction after September 30, 1996.

          Please indicate your acceptance of the foregoing by countersigning below.

Sincerely,

/s/ Clay B. Lifflander

Clay B. Lifflander
President

Accepted and Agreed:

/s/ Ernst Ohnell
- ------------------------------
Ernst Ohnell, individually and
on behalf of the Ohnell Group




                         Page 23 of 26 Pages

                                                        Exhibit 6

                      THE EASTERN COMPANY

                             PROXY

     KNOW ALL MEN BY THESE PRESENTS THAT I, PATRICIA OHNELL, am the holder of 3,000 shares of Common Stock of The Eastern Com-pany, and that I hereby constitute and appoint ERNST OHNELL my true and lawful agent and proxy, to attend all meeting of the shareholders of The Eastern Company, or any continuations or adjournments thereof, with full power to vote for and act for me in the same manner, to the same extent, and with the same effect that I could if I were personally present.

     I hereby represent that I will not sell, assign or hypoth-ecate such shares of Common Stock without the prior written consent of ERNST OHNELL.

Dated: July 16, 1996

                                   /s/ Patricia Ohnell
                                   -----------------------
                                   Patricia Ohnell

Acknowledged and accepted by:

/s/ Ernst Ohnell
- --------------------------
Ernst Ohnell

Witnessed by:

/s/ Clay B. Lifflander
- --------------------------


                         Page 24 of 26 Pages

                                                        Exhibit 7

                      THE EASTERN COMPANY

                             PROXY

     KNOW ALL MEN BY THESE PRESENTS THAT I, CARIN M. OHNELL, am the holder of 12,850 shares of Common Stock of The Eastern Com-pany, and that I hereby constitute and appoint ERNST OHNELL my true and lawful agent and proxy, to attend all meeting of the shareholders of The Eastern Company, or any continuations or adjournments thereof, with full power to vote for and act for me in the same manner, to the same extent, and with the same effect that I could if I were personally present.

     I hereby represent that I will not sell, assign or hypoth-ecate such shares of Common Stock without the prior written consent of ERNST OHNELL.

Dated: July 16, 1996

                                   /s/ Carin M. Ohnell
                                   -------------------------
                                   Carin M. Ohnell

Acknowledged and accepted by:

/s/ Ernst Ohnell
- ----------------------------
Ernst Ohnell

Witnessed by:

/s/ Clay B. Lifflander
- -----------------------------



                         Page 25 of 26 Pages

                                                        Exhibit 8

                      THE EASTERN COMPANY

                             PROXY

     KNOW ALL MEN BY THESE PRESENTS THAT I, EILEEN H. OHNELL, am the holder of 12,600 shares of Common Stock of The Eastern Company, and that I hereby constitute and appoint ERNST OHNELL my true and lawful agent and proxy, to attend all meeting of the shareholders of The Eastern Company, or any continuations or adjournments thereof, with full power to vote for and act for me in the same manner, to the same extent, and with the same effect that I could if I were personally present.

     I hereby represent that I will not sell, assign or hypoth-ecate such shares of Common Stock without the prior written consent of ERNST OHNELL.

Dated: July 16, 1996

                                   /s/ Eileen H. Ohnell
                                   -------------------------
                                   Eileen H. Ohnell

Acknowledged and accepted by:

/s/ Ernst Ohnell
- ----------------------------
Ernst Ohnell

Witnessed by:

/s/ Clay B. Lifflander
- ----------------------------



                         Page 26 of 26 Pages